Exhibit 99.13

Publication of Final Terms

The following Final Terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms relating to the issue by United Utilities Water PLC of £50,000,000 1.5366% Index-Linked Notes due 2043 under the United Utilities PLC / United Utilities Electricity PLC / United Utilities Water PLC €5,000,000,000 Euro Medium Term Note Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9630a_-2006-4-4.pdf

For further information, please contact Tom Fallon, Treasurer, United Utilities, on + 44 1925 237064.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the United Utilities PLC / United Utilities Electricity PLC / United Utilities Water PLC €5,000,000,000 Euro Medium Term Note Programme dated 23 November, 2005) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.